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Independent Auditors’ Consent

The Board of Directors
First Indiana Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 33-64851 and 333-68297) on Form S-8 of First Indiana Corporation of our report dated May 16, 2003 relating to the statements of net assets available for plan benefits of Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2002, and the statement of changes in net assets available for plan benefits for the year then ended, and the supplemental schedules, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) and Schedule of Non-exempt Transactions, which report appears in the December 31, 2002 annual report on Form 11-K of Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan.

/s/ KPMG LLP

Indianapolis, Indiana
June 27, 2003